Exhibit 99.3

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dror Harel-Elkayam and Yana Menaker, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.4 per share, of Attunity Ltd. (the "Company" or "Attunity"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 29, 2016 at 10:00 a.m. at the offices of the Company, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTORS IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3-5. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
 ATTUNITY LTD.
December 29, 2016

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.
_____________________________________________________________________________
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTORS IN ITEMS 1 AND 2 AND FOR PROPOSALS 3-5. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.
_____________________________________________________________________________

1.            To re-elect four directors.

☐          FOR ALL NOMINEES
☐          AGAINST ALL NOMINEES
☐          FOR ALL EXCEPT (See instructions below)
                              NOMINEES:
 Ο          Shimon Alon
 Ο          Dov Biran
 Ο          Dan Falk
 Ο          Ron Zuckerman

INSTRUCTION: To vote against any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to object, as shown here: ☒

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2A.          The undersigned confirms it is NOT a "controlling shareholder" of Attunity and does NOT have a “personal interest” (as such terms are described under the heading "Required Vote" in Item 2 of the Proxy Statement) in the approval of Proposal 2 as a result of his/her relationship with a controlling shareholder of Attunity. See also Important Instruction below.

 ☐ CONFIRMED

3.	To approve the renewal of the existing Compensation Policy for Executive Officers and Directors (without changes).

☐ FOR	☐ AGAINST	☐ ABSTAIN

3A.          The undersigned confirms it is NOT a "controlling shareholder" of Attunity and does NOT have a “personal interest” (as such terms are described under the heading "Required Vote" in Item 3 of the Proxy Statement) in the approval of Proposal 3. See also Important Instruction below.

 ☐ CONFIRMED

4.	To approve the extension of the existing terms of the grant of stock options to Attunity's Chairman and Chief Executive Officer for an additional year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4A.          The undersigned confirms it is NOT a "controlling shareholder" of Attunity and does NOT have a “personal interest” (as such terms are described under the heading "Required Vote" in Item 4 of the Proxy Statement) in the approval of Proposal 4. See also Important Instruction below.

 ☐ CONFIRMED

5.	To approve the re-appointment of Kost Forer Gabbay & Kasierer as independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT INSTRUCTION (PERSONAL INTEREST):   If you are unable to make the aforesaid confirmations for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact Attunity's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

_____________________________________________________________________________
To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder   __________________________      Date _____________, 2016

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.